Mail Stop 3561

Via Fax & U.S. Mail

Mr. Blair Law
  Chief Executive Officer and Chief Financial Officer
GOLDTOWN INVESTMENTS CORP.
PH1-989 Beatty Street,
Vancouver, British Columbia, Canada V6Z 3C2

> **Re: Goldtown Investments Corp. (f/k/a Acting Scout Inc.)**
> **Supplemental response letter dated October 25, 2007 regarding the**
> **Form 10-KSB for the year ended May 31, 2007**
> **File No. 333-137888**

Dear Mr. Law:

We have reviewed your supplemental response letter to us dated October 25, 2007 in response to our letter of comment dated October 15, 2007 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Form 10-KSB (Fiscal Year Ended May 31, 2007)

Critical Accounting Policies, page 13

1.   Refer to our prior comment 1. It appears you inadvertently did not include a response to this comment; as such, we will reiterate the comment as follows: "In future filings, please revise to include this discussion within your MD&A."

Forms 8-K dated September 20, 2007 and October 2, 2007

2.   We have reviewed your response to prior comment 2. Please provide us with a copy of the written agreement with Mr. Blair Law regarding the cancellation of his shares. Please file this agreement or advise why such agreement is not required to be filed given that Mr. Law is a related party and significant stockholder. Also, tell us how it was determined between that no consideration would be required. Advise what the fair market value of your common stock was on the date that this agreement was entered into. It appears that the cancellation of Mr. Law's shares should result in the recording of a capital contribution in your second quarter Form 10-QSB. If the value of these shares was not significant, please disclose this fact in the filing. In addition, your 2nd quarterly report on Form 10-QSB (i.e., period ended November 30, 2007) should discuss that Mr. Law's ownership percentage decreased from approximately 94.3% to approximately 85.5%, and discuss the reasons for the cancellation of his shares and whether further reductions in his ownership are anticipated.

Other

3.   We note you did not provide us with the requested written acknowledgement from the last page of our previous comment letter; as such, we are reiterating the request as shown below.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief